UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2020 RESULTS1,2

Santiago, Chile, May 6, 2020 – CCU announced today its consolidated financial and operating results for the first quarter 2020, which ended March 31, 2020.

•        Consolidated Volumes increased 6.4%. Volume variation per Operating segment was as follows:

o   Chile 10.4%

o   International Business (1.7)%

o   Wine 2.7%

•        Net sales were up 7.2%

•        EBITDA reached CLP 90,730 million, a 9.7% decrease. Variation per Operating segment was as follows:

o   Chile (5.9)%

o   International Business (43.1)%

o   Wine 89.1%

•        Net income reached CLP 32,235 million, a drop of 33.6%

•        Earnings per share reached CLP 87.2 per share

Key figures	1Q20	1Q19	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	8,630	8,108	6.4
Net sales	511,233	476,858	7.2
Gross profit	253,795	245,475	3.4
EBIT	62,438	75,893	(17.7)
EBITDA	90,730	100,427	(9.7)
Net income	32,235	48,516	(33.6)
Earnings per share (CLP)	87.2	131.3	(33.6)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 1Q20 compared to 1Q19, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

Before moving onto the performance of the quarter, we would like to make a statement about how CCU has faced the Covid-19 pandemic. The Company has deployed a comprehensive contingency plan in order to achieve two objectives: first, to ensure the health and safety of all our workers and the people we interact with, and second, the continuance of our operations. We can say that the implementation of this plan, taking all measures and protocols to maintain a safe environment, and the strong commitment of all our employees have allowed us to continue selling, producing and distributing our products.

In terms of our performance, in the first quarter of 2020 CCU’s consolidated volumes continued in a positive trend by expanding 6.4%, despite a challenging social and economic environment, and a drop in our volumes in late March due to the pandemic. The positive consolidated volume growth was explained by a 10.4% jump in the Chile Operating segment and a 2.7% growth in the Wine Operating segment, while the International Business Operating segment dropped 1.7%. In spite of higher volumes EBITDA fell 9.7% to CLP 90,730 million and EBITDA margin contracted by 331 bps to 17.7%. The weaker financial result was mainly explained by two effects: (i) First, strong negative external effects from the devaluation of the CLP and ARS against the USD, which depreciated 20.3%3 and 47.3%4, respectively, affecting our USD-denominated costs and the translation of our results, partially compensated by wine export revenues. All in, the FX variations generated a net unfavorable estimated effect of CLP 15,644 million on EBITDA; excluding this impact, EBITDA would have expanded 5.9%. (ii) Second, the absence of price increases in Argentina in local currency in the quarter, not allowing us to catch up the high inflation in this country. It is important to mention that it takes time to compensate a sharp devaluation of the currencies through pricing and efficiencies, being particularly challenging in the last quarters, where we have faced an accelerated FX devaluation, especially in the CLP. In terms of Net income, we decreased by 33.6% to CLP 32,235 million, mostly explained by the reasons described above and by CLP 4,663 million of higher Net financial expenses compared to last year, mainly due to the Cash and cash equivalents held in the first quarter of 2019.

In the Chile Operating segment, our top-line rose 8.7%, supported by a robust volume growth, which expanded 10.4%, allowing us to gain market share in our main categories, partially compensated with 1.6% lower average prices, mainly due to promotional activities and a negative mix effect in March. Gross margin dropped 300 bps, mostly caused by the higher USD-denominated costs from the sharp depreciation of the CLP against the USD, partially offset with lower costs in raw materials and efficiencies related with the ExCCelencia CCU program. MSD&A expenses as a percentage of Net sales were practically flat. In all, EBITDA reached CLP 73,848 million, decreasing 5.9%, and EBITDA margin deteriorated 334 bps, from 25.0% to 21.6%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a 2.8% growth in Net sales, caused by a 4.6% increase on average prices in CLP, partially offset by a 1.7% decrease in volumes, with a contraction in market share in Argentina. Even though prices in CLP terms grew this quarter, in local currency are still below inflation in Argentina. Gross margin contracted from 48.6% to 45.0%, mostly explained by higher USD-denominated costs from the depreciation of the ARS against the USD, partially compensated with lower costs in raw materials and efficiencies. MSD&A expenses as a percentage of Net sales deteriorated by 354 bps, impacted by the high inflation in Argentina. In all, EBITDA fell 43.1% to CLP 9,917 million, and EBITDA margin deteriorated from 14.4% to 8.0%.

The Wine Operating segment posted a 10.8% increase in revenue, driven by a 7.9% rise in average prices and a 2.7% growth in volumes. The higher prices in CLP were mainly as a consequence of a stronger USD on export revenues while the higher volume was explained by exports and by the Argentine domestic market, related to the recently acquired brands in Argentina, more than compensating a decrease in the Chilean domestic market. The Operating segment’s gross margin improved 979 bps, from 34.1% to 43.9%, boosted by a lower cost of wine and by the positive impact on revenues from the weaker CLP, as mentioned above. MSD&A expenses as a percentage of Net sales increased by 293 bps, mainly associated with higher marketing expenses. In all, EBITDA reached CLP 9,639 million, an expansion of 89.1%, and EBITDA margin improved by 806 bps, from 11.4% to 19.5%.

In Colombia, where we have a joint venture with Postobón, during the first quarter we posted a positive volume growth mostly due to the consolidation of the volume trend of our beer brand Andina and our malt-based beverage Natumalta, launched in February and July of 2019, respectively. Also during the quarter, we continued gaining scale and saw a good start of Andina Light, our most recent beer brand launched during the fourth quarter of 2019. In 2020, we expect to continue focusing on maintaining our scale and gaining market share.

In the first quarter of 2020, CCU faced a challenging environment in the region, mainly related to the devaluation of currencies, a weak economic scenario and the beginnings of the impact from the pandemic. Nevertheless, we were able to deliver a strong volume expansion and gains in market share in our main categories in Chile, supported by a constant growth in brand equity. Looking ahead into 2020, our most immediate focus is to manage the Covid-19 impact, prioritizing, as we stated before, first, the health and safety of our people and second, the continuance of our operations. In our business, we are facing an uncertain scenario; therefore we are taking actions to deal with a weaker demand for our products and a shifting context in distribution channels, portfolio and consumer occasions. We will continue executing our long term strategy and keep investing in the region, developing projects that will allow us to deliver profitable and sustainable growth and to consolidate our regional leadership as a multi-category beverage company.

3 The CLP currency variation against the USD considers average of period (aop) compared to aop.

4 The ARS currency variation against the CLP or the USD considers 2020 end of period (eop) compared to 2019 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)

•

Net sales increased 7.2%, explained by a 6.4% growth in consolidated volumes and by 0.7% higher average prices in CLP. Volume growth was driven by a 10.4% expansion in the Chile Operating segment and a 2.7% increment in the Wine Operating segment, while the International Business Operating segment declined 1.7%. The positive consolidated volume growth was achieved in spite of a challenging social and economic environment, and a drop in our volumes in late March due to the pandemic. The higher average prices in CLP were explained by a 4.6% rise in the International Business Operating segment, even though in local currency are still below inflation, mainly in Argentina, and by a 7.9% growth in the Wine Operating segment, as a consequence of a stronger USD on export revenues. These effects were partially offset by a 1.6% decrease on average prices in the Chile Operating segment, as a result of promotional activities and negative mix effects in March.

•

Cost of sales was up 11.3%, explained by the 6.4% expansion in volumes and by the 4.5% increment in Cost of sales per hectoliter. The Chile Operating segment reported a 5.0% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 20.3%[3] devaluation of the CLP against the USD, partially offset with lower costs in raw materials, especially aluminum and PET and efficiencies in procurement, related with the ExCCelencia CCU program. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 11.9%, mostly as a result of higher USD-linked costs, largely explained by the 47.3%[4] devaluation of the ARS against the USD, and the impact of inflation, partially compensated with lower costs in raw materials and efficiencies. In the Wine Operating segment, the Cost of sales per hectoliter decreased 8.1%, impacted by a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.

•	Gross profit reached CLP 253,795 million, a 3.4% increment, resulting in a 183 bps drop in our Gross margin, from 51.5% to 49.6%, as a consequence of the effects described above.
•

MSD&A expenses grew by 12.1%, and as a percentage of Net sales increased by 166 bps. In the Chile Operating segment, MSD&A as a percentage of Net sales were practically flat, rising 37 bps. In the International Business Operating segment, MSD&A as a percentage of Net sales deteriorated by 354 bps, concentrated in Argentina, largely associated with the impact of the high inflation in this country. In the Wine Operating segment, MSD&A as a percentage of Net sales rose 293 bps, from 27.8% to 30.7%, mainly explained by higher marketing expenses due to marketing export expenses, mostly denominated in USD and Euros.

•

EBIT reached CLP 62,438 million, a contraction of 17.7%. The weaker financial result was mainly explained by: (i) strong negative external effects from the devaluation of the CLP and ARS against the USD, which depreciated 20.3%[3] and 47.3%[4], respectively, affecting our USD-denominated costs and the translation of our results, partially compensated by wine export revenues, (ii) the absence of price increases in Argentina in local currency in the quarter, not allowing us to catch up the high inflation in this country, and (iii) higher depreciation, primarily as a consequence of the Hyperinflation accounting in Argentina.

•

EBITDA was down 9.7%, reaching CLP 90,730 million explained by a 43.1% drop in the International Business Operating segment and a 5.9% fall in the Chile Operating segment, partially offset by an 89.1% expansion in the Wine Operating segment. EBITDA margin dropped 331 bps, from 21.1% to 17.7%. The FX variations mentioned above, generated a net unfavorable estimated effect of CLP 15,644 million on EBITDA; excluding this impact, EBITDA would have expanded 5.9%.

•

Non-operating result totalized a loss of CLP 6,184 million, an increase of 25.7% when compared to a loss of CLP 4,919 million last year, primarily due to: (i) higher Net financial expenses by CLP 4,663 million, mainly due to higher Cash and cash equivalents held last year for tax expenses and dividend payments related to the 2018 ABI Transaction[5], (ii) higher loss in Foreign currency exchange by CLP 4,250 million, mostly concentrated in Argentina, and (iii) a higher loss of CLP 1,371 million in Results as per adjustment units, mostly explained by a higher UF variation during 1Q20 compared with 1Q19 and its impact on UF-linked liabilities. These effects were partially offset by: (i) a higher result in other gains/(losses) by CLP 8,265 million, explained by a better result on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and (ii) a better result in Equity and income of JVs and associated by CLP 754 million, mainly caused by a higher financial result in Colombia.

•

Income taxes reached CLP 20,339 million, expanding 9.5% from last year, mostly explained by higher taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP during the quarter, partially offset by a lower taxable income.

•	Net income reached CLP 32,235 million, a contraction of 33.6%, mostly explained by the reasons described above.

5 For further information about the Transaction see the Note 1- letter C, of our Consolidated Financial Statements as of December 31st 2019.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line rose 8.7%, supported by a robust volume growth, which expanded 10.4%, allowing us to gain market share in our main categories, partially compensated with 1.6% lower average prices, mainly due to promotional activities and a negative mix effect in March. Gross margin dropped 300 bps, mostly caused by the higher USD-denominated costs from the sharp depreciation of the CLP against the USD, partially offset with lower costs in raw materials and efficiencies related with the ExCCelencia CCU program. MSD&A expenses as a percentage of Net sales were practically flat. In all, EBITDA reached CLP 73,848 million, decreasing 5.9%, and EBITDA margin deteriorated 334 bps, from 25.0% to 21.6%.

In terms of brands, we continued innovating by presenting a new image for the beer brand Sol, the re-launching of Pepsi Zero Limón, and a new 190 ml size packaging for our premium pisco brand Tres Erres, being the first premium brand in Chile in this size for this spirit. Also during the quarter, CCU continued supporting Teletón, the annual Chilean charity for disabled children.

In order to contribute to the country in the Covid-19 sanitary emergency, in conjunction with specialized laboratories we developed a hand sanitizer called “Alcohol Gel CCU”, using as raw material the alcohol generated from the dealcoholization process of our non-alcoholic beers Cristal Cero and Heineken 0.0. During the first stage of production, we will donate 100,000 units of 500 ml each to the Ministry of Health, which will distribute it to hospitals and health centers across the country. Also, “Alcohol Gel CCU” will be incorporated in our facilities to protect the health of our workers and the people we interact with. Along with this initiative, using alcohol obtained from the distillation process from our subsidiary Compañía Pisquera de Chile, we also developed "Alcohol Desinfectante CCU", a disinfectant which is used as a sanitizer for floors and surfaces. We will donate 60,000 litters of this product to the Ministry of Health. Finally, we began to manufacture face shields from PET bottle preforms, which will be distributed in a first stage to more than 60 thousand mom-and-pop businesses throughout the country and to health authorities.

INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a 2.8% growth in Net sales, caused by a 4.6% increase on average prices in CLP, partially offset by a 1.7% decrease in volumes, with a contraction in market share in Argentina. Even though prices in CLP terms grew this quarter, in local currency are still below inflation in Argentina. Gross margin contracted from 48.6% to 45.0%, mostly explained by higher USD-denominated costs from the depreciation of the ARS against the USD, partially compensated with lower costs in raw materials and efficiencies. MSD&A expenses as a percentage of Net sales deteriorated by 354 bps, impacted by the high inflation in Argentina. In all, EBITDA fell 43.1% to CLP 9,917 million, and EBITDA margin deteriorated from 14.4% to 8.0%.

In terms of brands, in Bolivia we renewed the image for the beer brand Cerveza Real and for the water brand Mendocina, in Paraguay we launched the beer brand Amstel and in Uruguay we introduced a new 3.3 liters format for the water brand Nativa.

Regarding the Covid-19 pandemic CCU Argentina donated more than 100,000 kilos of food in several cities and contributed to the health system by delivering 40 hospital beds and 1,000 items of personal protection, such as goggles and face masks. CCU Uruguay donated flavored water of the brand Nativa Mas to social foundations in the country and food and supplies to soup-kitchens and educational institutions. Our operations in Bolivia donated more than 3,000 units of Malta Real and Mendocina to the social foundation Calentando Corazones. In Paraguay we donated units of Pulp, our carbonated soft drink brand, Purosol our juice brand and La Fuente our water brand, to the Arambé Educational Center. Finally, in Colombia, Central Cervecera donated 147,000 liters of Natumalta - a product rich in nutrients - to the Red Cross, which will be distributed in different cities of the country, while our beer brand Andina, is participating in the Proyecto Sunrise, which aims to support local restaurants during the pandemic.

WINE OPERATING SEGMENT

The Wine Operating segment posted a 10.8% increase in revenue, driven by a 7.9% rise in average prices and a 2.7% growth in volumes. The higher prices in CLP were mainly as a consequence of a stronger USD on export revenues while the higher volume was explained by exports and by the Argentine domestic market, related to the recently acquired brands in Argentina, more than compensating a decrease in the Chilean domestic market. The Operating segment’s gross margin improved 979 bps, from 34.1% to 43.9%, boosted by a lower cost of wine and by the positive impact on revenues from the weaker CLP, as mentioned above. MSD&A expenses as a percentage of Net sales increased by 293 bps, mainly associated with higher marketing expenses. In all, EBITDA reached CLP 9,639 million, an expansion of 89.1%, and EBITDA margin improved by 806 bps, from 11.4% to 19.5%.

During the quarter the renowned British research agency, Wine Intelligence, released the Brand Power Index 2020 ranking, where our brand GatoNegro, exported to over 80 countries, occupied the 6th position worldwide, improving three positions since the last ranking edition. In terms of the pandemic, the workers of Viña San Pedro Tarapacá in coordination with local authorities, contributed to the sanitation of the streets of several locations, such as Molina, Pencahue, San Fernando and Isla de Maipo.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•

Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.

•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2020)
First Quarter	2020	2019	Total
	(CLP million)		Change %
Net sales	511,233	476,858	7.2
Cost of sales	(257,438)	(231,383)	11.3
% of Net sales	50.4	48.5
Gross profit	253,795	245,475	3.4
MSD&A	(195,542)	(174,457)	12.1
% of Net sales	38.2	36.6
Other operating income/(expenses)	4,186	4,876	(14.2)
EBIT	62,438	75,893	(17.7)
EBIT margin %	12.2	15.9
Net financial expenses	(4,658)	5	-
Equity and income of JVs and associated	(2,825)	(3,579)	(21.1)
Foreign currency exchange differences	(3,890)	360	-
Results as per adjustment units	(2,199)	(828)	165.7
Other gains/(losses)	7,388	(877)	-
Non-operating result	(6,184)	(4,919)	25.7
Income/(loss) before taxes	56,254	70,974	(20.7)
Income taxes	(20,339)	(18,566)	9.5
Net income for the period	35,916	52,408	(31.5)

Net income attributable to:
The equity holders of the parent	32,235	48,516	(33.6)
Non-controlling interest	(3,681)	(3,892)	(5.4)

EBITDA	90,730	100,427	(9.7)
EBITDA margin %	17.7	21.1

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	87.2	131.3	(33.6)
Earnings per ADR (CLP)	174.5	262.6	(33.6)

Depreciation	28,291	24,534	15.3
Capital Expenditures	37,782	26,267	43.8

PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2020)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %	2020	2019	YoY %
Volumes	5,997	5,433	10.4	2,341	2,383	(1.7)	302	294	2.7
Net sales	341,369	314,147	8.7	124,542	121,148	2.8	49,512	44,680	10.8
Net sales (CLP/HL)	56,921	57,819	(1.6)	53,194	50,842	4.6	163,848	151,856	7.9
Cost of sales	(163,227)	(140,788)	15.9	(68,476)	(62,296)	9.9	(27,771)	(29,436)	(5.7)
% of Net sales	47.8	44.8		55.0	51.4		56.1	65.9
Gross profit	178,142	173,359	2.8	56,066	58,852	(4.7)	21,741	15,245	42.6
% of Net sales	52.2	55.2		45.0	48.6		43.9	34.1
MSD&A	(121,583)	(110,731)	9.8	(57,494)	(51,640)	11.3	(15,214)	(12,422)	22.5
% of Net sales	35.6	35.2		46.2	42.6		30.7	27.8
Other operating income/(expenses)	391	465		3,423	3,934		320	48
EBIT	56,949	63,093	(9.7)	1,995	11,146	(82.1)	6,847	2,871	138.5
EBIT margin	16.7	20.1		1.6	9.2		13.8	6.4
EBITDA	73,848	78,444	(5.9)	9,917	17,425	(43.1)	9,639	5,096	89.1
EBITDA margin	21.6	25.0		8.0	14.4		19.5	11.4

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(10)	(2)		8,630	8,108	6.4
Net sales	(4,190)	(3,117)	34.4	511,233	476,858	7.2
Net sales (CLP/HL)				59,236	58,811	0.7
Cost of sales	2,036	1,137	79.1	(257,438)	(231,383)	11.3
% of Net sales				50.4	48.5
Gross profit	(2,154)	(1,980)	8.8	253,795	245,475	3.4
% of Net sales				49.6	51.5
MSD&A	(1,251)	335	(472.9)	(195,542)	(174,457)	12.1
% of Net sales				38.2	36.6
Other operating income/(expenses)	51	428		4,186	4,876
EBIT	(3,353)	(1,217)	175.6	62,438	75,893	(17.7)
EBIT margin				12.2	15.9
EBITDA	(2,675)	(537)	397.8	90,730	100,427	(9.7)
EBITDA margin				17.7	21.1

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2020	2019
	(CLP million)
ASSETS
Cash and cash equivalents	222,073	196,369
Other current assets	570,482	592,913
Total current assets	792,556	789,282

PP&E (net)	1,108,607	1,071,730
Other non current assets	495,526	492,679
Total non current assets	1,604,133	1,564,409
Total assets	2,396,689	2,353,691

LIABILITIES
Short term financial debt	76,945	68,386
Other liabilities	428,209	414,896
Total current liabilities	505,154	483,282

Long term financial debt	266,033	261,769
Other liabilities	165,391	165,712
Total non current liabilities	431,424	427,481
Total Liabilities	936,579	910,763

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(110,354)	(137,503)
Retained earnings	889,846	902,863
Total equity attributable to equity holders of the parent	1,342,186	1,328,054
Non - controlling interest	117,924	114,873
Total equity	1,460,110	1,442,927
Total equity and liabilities	2,396,689	2,353,691

OTHER FINANCIAL INFORMATION

Total Financial Debt	342,978	330,155

Net Financial Debt	120,905	133,786

Liquidity ratio	1.57	1.63
Total Financial Debt / Capitalization	0.19	0.19
Net Financial Debt / EBITDA	0.37	0.40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 6, 2020